Consolidated Financial Statements
(formerly Gammon Lake Resources Inc.)

December 31, 2007 and 2006
(in United States Dollars, unless otherwise stated)

AUDITORS’ REPORT To the Shareholders of Gammon Gold Inc.

We have audited the consolidated balance sheets of Gammon Gold Inc. (formerly Gammon Lake Resources Inc.) (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants Halifax, Canada March 29, 2008

Consolidated Balance Sheets

At December 31	2007	2006
		(Note 4)

ASSETS
Current
Cash	$3,601,317	$2,940,763
Restricted cash	107,427	1,133,337
Receivables
Commodity taxes	10,240,326	12,044,712
Trade / other	1,739,195	3,009,053
Inventories (Note 6)	51,585,696	46,274,738
Prepaids and deposits	2,250,056	775,479
	69,524,017	66,178,082

Deposits on property, plant and equipment	5,394,975	1,049,588
Deferred compensation	192,611	856,016
Long-term ore stockpiles (Note 6)	-	2,043,040
Mining interests and property, plant and equipment (Note 7)	572,041,140	539,395,321
Goodwill (Note 5)	106,799,368	106,799,368
	$753,952,111	$716,321,415

LIABILITIES
Current
Payables and accruals	$17,279,271	$31,799,006
Current portion of long-term debt and capital leases (Note 8)	33,072,638	66,038,538
	50,351,909	97,837,544

Long-term debt and capital leases (Note 8)	1,333,614	63,607,600
Asset retirement obligations (Note 9)	2,990,484	-
Employee future benefits (Note 10)	3,746,145	3,224,429
Future income taxes (Note 11)	108,879,303	70,492,523
	167,301,455	235,162,096
SHAREHOLDERS’ EQUITY (Note 12)
Capital stock	699,511,738	463,332,683
Contributed surplus	42,373,215	71,746,965
Deficit	(161,668,695)	(60,354,727)
Accumulated other comprehensive income (Note 4)	6,434,398	6,434,398
	586,650,656	481,159,319
	$753,952,111	$716,321,415

Nature of operations and going concern assumption (Note 1) Commitments and contingencies (Note 13) Subsequent event (Note 19)

Signed on behalf of the Board:	/s/ Fred George	/s/ Kent Noseworthy
	Fred George, Director	Kent Noseworthy, Director

See accompanying notes to the consolidated financial statements.	1

Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31	2007	2006
		(Note 4)

Revenue from mining operations	$152,058,628	$64,235,896

Expenses
Production costs, excluding amortization & depletion	140,302,718	37,943,583
Write-down of long-term inventory	4,319,654	-
Refining costs	1,509,927	525,604
General and administrative	24,156,361	28,247,412
Amortization and depletion	43,392,399	18,756,816
	213,681,059	85,473,415

Loss before other items	(61,622,431)	(21,237,519)

Interest on long-term debt	(3,896,791)	(5,272,904)
Foreign exchange loss	(8,933,060)	(1,497,350)
Gain on equity investment	-	503,711
Interest and other income	772,218	785,203
	(12,057,633)	(5,481,340)

Loss before income taxes	(73,680,064)	(26,718,859)

Future income tax expense / (recovery) (Note 11)	27,633,904	(1,410,458)

Net loss	(101,313,968)	(25,308,401)

Other comprehensive income	-	10,702,416

Comprehensive loss	$(101,313,968)	$(14,605,985)

Loss per share (Note 14)
Basic and diluted	$(0.90)	$(0.29)

Weighted average shares outstanding (Note 14)
Basic and diluted	113,176,605	88,025,714

See accompanying notes to the consolidated financial statements.	2

Consolidated Statements of Cash Flows

For the years ended	2007	2006
		(Note 4)

OPERATING ACTIVITIES
Net loss	$(101,313,968)	$(25,308,401)
Amortization and depletion	43,392,399	18,756,816
Unrealized foreign exchange loss / (gain)	10,062,768	(3,236,581)
Stock option expense, net of forfeitures	4,035,401	15,770,871
Employee future benefits	521,716	367,952
Future income tax expense / (recovery)	27,633,904	(1,410,458)
Gain on long-term equity investment	-	(503,711)
Change in non-cash operating working capital (Note 15)	(18,524,110)	(24,462,507)

	(34,191,890)	(20,026,019)

INVESTING ACTIVITIES
Acquisition of investment (Note 5)	-	(6,544,575)
Cash acquired on acquisition of Mexgold (Note 5)	-	21,085,809
Advances from related companies	-	537,304
(Increase) / decrease in deposits on property, plant and equipment	(4,345,387)	462,628
Expenditures on mining interests and property, plant & equipment	(69,142,106)	(103,323,105)
	(73,487,493)	(87,781,939)

FINANCING ACTIVITIES
Repayment of capital lease obligation	(2,499,458)	(1,876,794)
(Repayment of) / proceeds from long-term debt	(93,651,185)	82,660,659
Repayment from related company advances	-	11,224,647
Net proceeds from issuance of capital stock	170,025,775	-
Proceeds from exercise of options and warrants	33,438,895	14,123,622
	107,314,027	106,132,134

Net decrease in cash and cash equivalents	(365,356)	(1,675,824)

Cash and cash equivalents, beginning of year	4,074,100	5,749,924

Cash and cash equivalents, end of year	$3,708,744	$4,074,100

Cash and cash equivalents is comprised of the following:

Cash	$3,601,317	$2,940,763
Restricted cash	107,427	1,133,337
	$3,708,744	$4,074,100

See accompanying notes to the consolidated financial statements.	3

Consolidated Statements of Shareholders’ Equity

For the years ended December 31	2007	2006
		(Note 4)

Capital stock
Balance, beginning of year	$463,332,683	$168,759,035
For cash pursuant to exercise of stock options	33,438,891	9,622,947
Fair value of options exercised	32,714,389	3,466,681
For cash pursuant to exercise of warrants	-	4,500,675
Fair value of warrants exercised	-	3,157,079
Shares issued on acquisition of Mexgold Resources Inc.	-	273,826,266
Public offering	178,120,000	-
Share issuance costs	(8,094,225)	-
Balance, end of year	$699,511,738	$463,332,683

Contributed surplus
Balance, beginning of year	$71,746,965	$16,161,750
Options issued on acquisition of Mexgold Resources Inc.	-	50,346,340
Fair value of options exercised	(32,714,389)	(6,623,760)
Forfeitures	(1,847,927)	-
Stock option expense	5,188,566	11,862,635
Balance, end of year	$42,373,215	$71,746,965

Deficit
Balance, beginning of year	$(60,354,727)	$(35,046,326)
Net loss	(101,313,968)	(25,308,401)
Balance, end of year	$(161,668,695)	$(60,354,727)

Accumulated other comprehensive income
Balance, beginning of year	$6,434,398	$17,136,814
Unrealized foreign currency translation loss	-	(10,702,416)
Balance, end of year	$6,434,398	$6,434,398

Total shareholders’ equity	$586,650,656	$481,159,319

See accompanying notes to the consolidated financial statements.	4

Notes to the Consolidated Financial Statements

1. Nature of operations and going concern assumption

During the year, Gammon Lake Resources Inc. formally changed its corporate name to Gammon Gold Inc. The change in corporate name was approved by shareholders at the Annual and Special Shareholders’ Meeting on June 6, 2007. Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on the successful operation of the mine and mill at its Ocampo and El Cubo operations. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the following significant accounting policies. These financial statements are prepared in United States dollars, unless otherwise stated.

(b) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc. and Gammon Lake Resources (Barbados) Inc. On August 8, 2006, the Company acquired all of the issued and outstanding shares and options of Mexgold Resources Inc. (see Note 5). As a result, these consolidated financial statements include the accounts of Mexgold Resources Inc. and its subsidiaries, Compania Minera El Cubo S.A. de C.V., and Metales Interamericanos S.A. de C.V., and incorporates the results of operations of these subsidiaries from August 8, 2006. All significant intercompany balances and transactions have been eliminated on consolidation.

(c) Foreign currency translation

The functional currency of the Company’s operations is the United States dollar (“US dollar”). Non-US dollar balances are translated into US dollars as follows: monetary assets and liabilities are translated to US dollars at the period-end exchange rate; non-monetary assets and liabilities are translated at the rate prevailing at the time of the transaction; and revenue and expense transactions are translated using average exchange rates, except for expenses that relate to non-monetary assets and liabilities, which are translated at the same historical exchange rate as the related asset or liability. Translation gains or losses are recognized in earnings in the period in which they occur.

(d) Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations; depletion and amortization calculations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post-employment, post-retirement and other employee future benefits; valuation allowances for future income tax assets; reclamation obligations; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Notes to the Consolidated Financial Statements

(e) Revenue recognition

Revenue from the sale of gold, silver, and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership passes to the purchaser including delivery of the product, the selling price is fixed or determinable, and collectibility is reasonably assured. Sales of the doré bars are recorded at estimated values, and are further adjusted based upon final quality assessment and quotations.

(f) Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g) Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the average cost per recoverable unit. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through a milling and heap leaching process. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods

Finished goods inventory consists of gold, silver, and doré bars, and is valued at the lower of cost and net realizable value.

(h) Mineral interests

The carrying value of mineral interests represents the accumulated costs to date related to the acquisition, exploration and development of the Company’s producing mineral properties, located in Ocampo and El Cubo, Mexico. Production stage mining interests are amortized over the life of the mine using the unit-of-production method based on estimated proven and probable reserves to be mined, or on a straight-line basis over the term of the lease.

The expected useful lives used in depreciation and depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Notes to the Consolidated Financial Statements

(i) Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets, which do not exceed the related estimated life of the mine, as follows:

Equipment under capital lease	lease term	Vehicles	4 years
Exploration equipment	5-10 years	Buildings	20 years
Development equipment	8-9 years	Other equipment	3-10 years
Processing plant	8-9 years

(j) Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of mining interests and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews the carrying value of its mining interests. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

(k) Goodwill and goodwill impairment

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying amount exceeds the fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(l) Asset retirement obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company is required to record a liability and corresponding asset, for the estimated present value of future cash flows associated with site closure and reclamation when the liability is incurred and a reasonable estimate of the fair value can be made. These asset retirement costs are amortized over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Notes to the Consolidated Financial Statements

(m) Stock based compensation

The Company uses the fair value method of accounting for employee stock-based compensation and other stock-based payments made in exchange for goods and services. Under this method, the Company recognizes a compensation expense for all awards made to employees and non-employees, based on the fair value of the options on the date of grant, which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. The Company’s stock option plan is described in Note 12.

(n) Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered to be more likely than not.

(o) Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share considers the potential exercise of all outstanding options and warrants using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the year.

(q) Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 3031, Inventories

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued new Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. This standard is effective for fiscal years beginning on or after January 1, 2008 and will be implemented by the Company in the first quarter of 2008. The Company is currently assessing the implications of this new standard.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company will be required to comply with Section 3862, Financial Instruments –Disclosures, and Section 3863, Financial Instruments – Presentation. These sections will replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards are enhanced and expanded to complement the changes required by Section 3855, Financial Instruments – Recognition and Measurement.

(iii) Section 1535, Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new requirements are related to disclosure only and will not impact the financial results of the Company.

Notes to the Consolidated Financial Statements

(iv) Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009.

3. Changes in accounting policies

The CICA issued the following sections that were adopted by the Company on January 1, 2007: Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3251, Equity. In accordance with the transitional provisions, these standards have been applied retrospectively without restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income.

(i) Section 3855, Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities. All financial instruments, including derivatives, are initially measured on the balance sheet at fair value. Subsequent measurement depends on the classification as follows: held-for-trading – measured at fair value with changes in fair value recognized in net earnings; held-to-maturity, loans and receivables, and other financial liabilities – recorded at amortized cost with gains and losses recognized in net earnings in the period that the asset is derecognized or impaired; and available-for-sale – measured at fair value with changes in fair value recorded in other comprehensive income, until the instrument is derecognized or impaired, when the amounts are then recorded in net earnings.

In accordance with these new standards, the Company has classified its financial instruments as follows:

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Restricted cash	Held-for-trading	Fair value
Receivables	Loans and receivables	Amortized cost
Payables and accruals	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply the accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003. The impact of the change in accounting policy related to financial instruments was not material.

Notes to the Consolidated Financial Statements

(ii) Section 3865, Hedges

Section 3865, Hedges replaced Accounting Guideline 13, Hedging Relationships. The requirements for the identification, designation, documentation and assessment of effectiveness of hedging relationships remain substantially unchanged from AcG-13. However, Section 3865 addresses the accounting treatment of qualifying hedging relationships and the necessary disclosures, and also requires all derivatives in hedging relationships to be recorded at fair value. The adoption of this standard had no impact on the Company, as there are no hedging relationships in place.

(iii) Section 1530, Comprehensive Income

Section 1530, Comprehensive Income introduces a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. Other comprehensive income represents the change in shareholders’ equity from transactions and other events from non-owner sources, and includes unrealized gains and losses on financial assets that are classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included the cumulative changes in other comprehensive income in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheet.

(iv) Section 3861, Financial Instruments – Disclosure and Presentation

Section 3861, Financial Instruments – Disclosure and Presentation replaces Section 3860 of the same title, and establishes the standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

(v) Section 3251, Equity

Section 3251, Equity, replaces Section 3250, Surplus, and describes the standards for the presentation of equity and changes in equity during the period, with reference to the new comprehensive income standard.

4. Functional currency and reporting currency

Effective January 1, 2007, as a result of the commencement of commercial production at the Ocampo location, the Company determined that its functional currency is the United States dollar. In accordance with CICA Section 1651, Foreign Currency Translation, this change has been applied prospectively, with no restatement of prior periods.

In addition, at the time of commencement of commercial production, the Company changed its reporting currency to the United States dollar from the Canadian dollar. As a result of the change in reporting currency, the financial information of prior periods has been translated using the current rate method, as if the US dollar had been the reporting currency in prior years. The resulting cumulative exchange difference of $6,434,398 has been reported in accumulated other comprehensive income.

5. Business combinations

Mexgold Resources Inc.

As of June 30, 2006, the Company held approximately a 23% interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). On August 8, 2006, the Company acquired all of the remaining issued and outstanding common shares and options of Mexgold by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder and warrant holder, other than the Company, received 0.47 of a Gammon common share or a Gammon warrant, in exchange for each Mexgold common share and each Mexgold warrant respectively. Holders of Mexgold options received Gammon options to purchase a proportionate number of Gammon common shares. The Company issued 21,838,033 common shares and became obligated to issue up to an aggregate of 5,512,997 common shares to former Mexgold option holders upon exercise, and up to an aggregate of 186,120 Gammon common shares to former Mexgold warrant holders upon exercise.

Notes to the Consolidated Financial Statements

The Mexgold acquisition was accounted for as a purchase business combination, with Gammon as the accounting acquirer. The purchase cost was $343 million and was funded through the issuance of Gammon common shares and options to acquire common shares. The measurement price of $12.54 per common share for the purchase consideration represents the average of the Company’s common share closing price 2 days before and 2 days after May 29, 2006. The fair value of the stock options and warrants outstanding under the Mexgold stock option plan were calculated using the Black-Scholes option-pricing model, using the weighted average strike price and expiration.

In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. The Company recorded the excess of the purchase cost over the net identifiable tangible and intangible assets acquired as goodwill. This process was performed in accordance with CICA Emerging Issues Committee Abstract 152, Mining Assets and Business Combinations. The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in March 2007, supporting management’s allocation of the purchase consideration. The final allocation of the purchase cost to the assets and liabilities acquired, based on fair valuations, was as follows:

Net assets acquired, at fair value:
Cash and cash equivalents		$19,997,413
Restricted funds		1,088,396
Other working capital, net		13,838,983
Deferred stock-based compensation		4,817,140
Property, plant and equipment		19,877,760
Mining interests		137,521,035
Exploration rights		110,545,501
Goodwill		110,446,055
Long-term debt		(4,455,800)
Employee future benefits		(2,698,603)
Future income taxes		(67,985,010)
		$342,992,870

Consideration:
Common shares, representing the shares of Mexgold not already owned		$273,826,266
Stock options and warrants		50,346,341
Transaction costs		2,673,133
Investment in Mexgold previously owned		16,147,130
		$342,992,870

6. Inventories
	December 31	December 31
	2007	2006
Supplies	$14,808,304	$8,173,726
Ore stockpiles	3,337,979	6,872,874
Ore in process	31,869,032	32,134,262
Finished product	1,570,381	1,136,916
	51,585,696	48,317,778
Less: Long-term ore stockpiles	-	2,043,040

	$51,585,696	$46,274,738

Notes to the Consolidated Financial Statements

7. Mining interests and property, plant and equipment

	December 31, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining interests:
Producing properties	$ 306,023,916	$ 35,876,544	270,147,372	$ 275,896,208	$ 16,416,120	259,480,088
Exploration properties	110,554,665	-	110,554,665	109,250,197	-	109,250,197
	416,578,581	35,876,544	380,702,037	385,146,405	16,416,120	368,730,285
Property, plant and equipment:
Processing plant	89,277,457	17,519,565	71,757,892	83,439,699	7,536,250	75,903,449
Exploration equipment	54,103,648	9,878,742	44,224,906	48,016,568	5,046,054	42,970,514
Development equipment	51,627,155	7,097,362	44,529,793	31,351,127	4,477,211	26,873,916
Buildings	18,519,049	3,087,691	15,431,358	13,471,478	2,335,617	11,135,861
Other equipment	5,026,003	1,881,748	3,144,255	3,993,103	1,101,674	2,891,429
Vehicles	3,238,495	1,397,245	1,841,250	2,606,051	792,253	1,813,798
Equipment under capital lease	9,082,975	1,631,071	7,451,904	8,408,758	563,353	7,845,405
Construction in progress	2,957,745	-	2,957,745	1,230,664	-	1,230,664
	233,832,527	42,493,424	191,339,103	192,517,448	21,852,412	170,665,036
Total	$ 650,411,108	$ 78,369,968	572,041,140	$ 577,663,853	$ 38,268,532	539,395,321

8. Long-term debt and capital leases
				December 31		December 31
					2007	2006
(a) Revolving credit facility				$ 30,480,000		$ 113,793,619
(b)	Capital leases for equipment				3,605,265	5,461,356
(c) Soyopa loan					-	6,735,223
(c)	Mining Development Trust Loan				-	3,499,807
(d) Other long-term debt					320,987	156,133
				34,406,252		129,646,138
Less: Current portion of long-term debt and capital leases					33,072,638	66,038,538
					$ 1,333,614	$ 63,607,600

The estimated future minimum debt and lease payments under all facilities are as follows:

2008	$33,072,638
2009	$1,234,872
2010	$98,742

(a)

In October 2005, May 2006, and December 2006, the Company secured a credit facility with Bank of Nova Scotia and Société Générale. The facility was secured and consisted of a two-year revolving facility of $32,500,000, and a three- year non-revolving facility of $87,500,000. Interest was payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. As at December 31, 2006, the Company had drawn $113,800,000 on this facility. On April 24, 2007, the Company repaid the debt facility with proceeds from a public equity offering. The $32,500,000 revolving credit facility remained available to the Company, and was reduced to $20,000,000 at June 30, 2007, pursuant to its terms. In September 2007, Bank of Montreal replaced Société Générale in that credit facility. Bank of Montreal and Bank of Nova Scotia agreed to maintain the $20,000,000 facility at September 30, 2007 when it was otherwise scheduled to reduce to $10,000,000.

Notes to the Consolidated Financial Statements

On November 12, 2007, the Company replaced the $20,000,000 revolving facility with a $60,000,000 revolving facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008. The Company will have an initial availment of $47,500,000 increasing to $60,000,000 upon the completion of certain conditions. Interest is payable at prime rate plus 0.75% or in the case of US dollar advances, LIBOR + 1.75%. As at December 31, 2007, the Company had drawn $30,480,000 under this facility.

The credit facility contains various covenants that include an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3.5:1, a tangible net worth of at least $440,000,000 plus 50% of positive net income earned subsequent to June 30, 2007, and certain other operational covenants. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company.

(b)

The Company is obligated under various capital leases for equipment, all of which expire by 2010. All capital lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from LIBOR + 2.50% to LIBOR + 2.75%.

(c)	The long-term debt amounts payable to Soyopa and to the Mining Development Trust were fully repaid during the current year.

(d)	The Company is obligated under certain other agreements maturing between 2008 and 2010. These loans are non- interest bearing, with quarterly payments of approximately $40,000.

9. Asset retirement obligations

The Company’s asset retirement obligations consist of reclamation costs for the Ocampo and El Cubo mines. The present value of the obligation is currently estimated at $2,990,484 (2006 - $Nil), reflecting payments that will commence in 10 – 20 years. Significant reclamation activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of the reclamation costs liability is $10,624,853 (2006 - $Nil). The credit adjusted risk-free rate used in estimating the obligation was 8%, and the inflation rate used was 3.5%. Changes to the reclamation and closure cost obligation balance during the year were as follows:

Reclamation cost obligations, beginning of year	$-
Obligations incurred	2,944,135
Accretion expense	46,349
Reclamation cost obligations, end of year	$2,990,484

10. Employee future benefits

The Company has two defined benefit plans that provide pension benefits to certain of its employees.

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Both plans are unfunded. The most recent actuarial valuation was performed for both plans as at December 31, 2005, and the next required valuation is December 31, 2008.

Notes to the Consolidated Financial Statements

Information about the Company’s benefit plans is as follows:

	December 31, 2007			December 31, 2006
	Pension	Seniority	Total	Pension	Seniority	Total
	benefit plans	premium	premiums	benefit plans	premium	premiums
Accrued benefit obligation:
Balance at beginning of year	$2,461,497	$904,955	$3,366,452	$271,761	$8,818	$280,579
Foreign exchange adjustment	(26,824)	(9,863)	(36,687)	(4,460)	(144)	(4,604)
Acquisition of Mexgold	-	-	-	1,745,750	863,751	2,609,501
Service cost	271,598	126,853	398,451	176,594	91,022	267,616
Interest cost	82,923	28,522	111,445	65,918	27,272	93,190
Actuarial loss / (gain)	341,361	(8,966)	332,395	205,934	(85,764)	120,170

Deficit	3,130,555	1,041,501	4,172,056	2,461,497	904,955	3,366,452
Unamortized actuarial (loss) / gain	(321,299)	(104,612)	(425,911)	(230,944)	88,921	(142,023)
Accrued benefit liability	$2,809,256	$936,889	$3,746,145	$2,230,553	$993,876	$3,224,429

Employee future benefit costs recognized during the year were as follows:

Employee future benefits expense:
Service cost	$271,598	$126,853	$398,451	$181,533	$93,568	$275,101
Interest cost	82,923	28,522	111,445	67,762	28,036	95,798
Actuarial loss / (gain)	253,302	(4,346)	248,956	17,647	4,008	21,655
Net expense for the year	$607,823	$151,029	$758,852	$266,942	$125,612	$392,554

Significant assumptions used:
Discount rate	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

Rate of compensation increase	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%

11. Income taxes

The following table reconciles the expected income tax recovery / (payable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006.

	December 31	December 31
	2007	2006
Net loss	$73,680,064	$26,718,859
Income tax rate	38.12%	38.12%

Expected income tax recovery based on above rates	28,086,840	10,185,229
Effect of lower tax rates in foreign jurisdictions	(7,457,905)	(1,393,332)
Non-deductible stock option expense	(1,538,295)	(6,011,856)
Other	6,726,844	993,409
Change in Mexican statutory income tax regime	(43,081,397)	-
Valuation allowance	(10,369,991)	(2,362,992)
Provision for income taxes	$(27,633,904)	$1,410,458

Notes to the Consolidated Financial Statements

The following reflects future income tax liabilities at December 31, 2007 and 2006:

		December 31	December 31
		2007	2006

Accounting value of mineral properties in excess of tax value		$108,666,062	$98,344,857
Accounting value of inventories in excess of tax value		10,297,670	-
Deductible share issue costs		(3,637,857)	(2,124,484)
Future employee benefits		(769,197)	(395,566)
Unrealized foreign exchange gains (losses)		(4,200,597)	330,111
Non-capital losses carried forward		(66,266,830)	(37,001,059)
		44,089,251	59,153,859
Valuation allowance		64,790,052	11,338,664
Future income tax liabilities recognized		$108,879,303	$70,492,523

The Company has tax loss carry-forwards expiring in the following years:

	Canada	Mexico	Total
2008	$807,679	$-	$807,679
2009	3,015,103	-	3,015,103
2010	-	1,363,067	1,363,067
2011	-	43,315	43,315
2012	-	4,933,518	4,933,518
2013	3,414,516	13,506,112	16,920,628
2014	6,712,317	20,502,426	27,214,743
2015	5,727,638	50,818,387	56,546,025
2016	-	49,375,219	49,375,219
2017	-	47,838,575	47,838,575
2026	8,403,422	-	8,403,422
2027	16,139,920	-	16,139,920
	$44,220,595	$188,380,619	$232,601,214

12. Shareholders’ equity

(a) Capital stock

Authorized:
Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Notes to the Consolidated Financial Statements

Issued and outstanding:
	Number of	Ascribed
	Common Shares	Value
Balance, December 31, 2005	76,370,224	$168,759,035
Issued in connection with acquisition of Mexgold	21,838,033	273,826,266
For cash pursuant to exercise of share purchase options	2,995,555	9,622,947
Fair value of options exercised	-	3,466,681
For cash pursuant to exercise of warrants	942,296	4,500,675
Fair value of warrants exercised	-	3,157,079
Balance, December 31, 2006	102,146,108	$463,332,683
For cash pursuant to exercise of share purchase options	5,286,255	33,438,891
Fair value of options exercised	-	32,714,389
Public offering	10,000,000	178,120,000
Share issuance costs	-	(8,094,225)
Balance, December 31, 2007	117,432,363	$699,511,738

(b) Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares that may be reserved for issuance under the plan is 22,500,000. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the shares outstanding at the time of grant (on a non-diluted basis), less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five years from the grant date, and have vesting periods as determined by the Company’s Board of Directors.

Under the terms of the Mexgold acquisition described in Note 5, the Company became obligated to issue up to an aggregate of 5,512,997 common shares upon exercise to Mexgold option holders.

The fair value of the options granted was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

			December 31	December 31
			2007	2006
Dividend yield			0%	0%
Expected volatility			55.32%	43.82%
Risk free interest rate			4.21%	3.93%
Expected life			5 years	5 years
Weighted average fair value			$ 8.56	$ 4.48

	December 31, 2007		December 31, 2006
	Shares	Average Price	Shares	Average Price
Outstanding, beginning of year	14,040,342	$4.75	9,032,000	$4.75
Granted	1,800,000	$16.41	2,555,000	$9.05
Issued in connection with acquisition of Mexgold	-	$-	5,512,997	$5.40
Expired / forfeited	(1,009,167)	$(18.31)	(64,100)	$(7.90)
Exercised	(5,286,255)	$(7.00)	(2,995,555)	$(3.28)
Outstanding, end of year	9,544,920	$6.35	14,040,342	$4.75
Options exercisable, end of year	8,926,656	$6.13	12,756,677	$4.56

Notes to the Consolidated Financial Statements

During the year ended December 31, 2007, employees, consultants, officers and directors of the Company exercised 5,286,255 (2006 - 2,995,555) options for total proceeds of $38,815,129 (2006 - $10,909,629). Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2007:

	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
Option Price	outstanding	exercise price	Average life (yrs)	exercisable	exercise price
$1.01 - 1.50	893,000	$1.06	0.04	893,000	$1.06
$2.51 - 3.00	1,100,000	$2.60	0.51	1,100,000	$2.60
$5.01 - 5.50	2,577,160	$5.45	1.30	2,576,063	$5.45
$5.51 - 6.00	573,400	$5.68	1.10	573,400	$5.68
$6.01 - 6.50	1,579,500	$6.12	2.09	1,579,500	$6.12
$6.51 - 7.00	293,750	$6.55	2.65	293,750	$6.55
$7.01 - 7.50	235,000	$7.45	1.19	235,000	$7.45
$7.51 - 8.00	50,000	$7.94	1.36	50,000	$7.94
$9.01 - 9.50	903,500	$9.25	3.04	386,833	$9.05
$9.51 - 10.00	70,000	$10.00	2.11	70,000	$10.00
$10.01 - 10.50	135,000	$10.49	3.45	45,000	$10.49
$10.51 - 11.00	801,277	$10.64	3.06	790,777	$10.64
$18.01 - 21.00	333,333	$20.35	4.26	333,333	$20.35
Total	9,544,920			8,926,656

(c) Compensation warrants (in Canadian dollars)

A total of 942,296 broker warrants were exercised during 2006 for proceeds of $5,102,459. As a result, $3,579,211, representing the fair value of the broker warrants, was recorded as capital stock with a corresponding credit to share issue costs. As at December 31, 2006, there were no remaining broker warrants outstanding.

13. Commitments and contingencies

Option and joint venture agreements

(a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")/Compania Minera Brenda, S.A de C.V. ("Brenda")

The Company has a joint venture agreement with Fuerte Mayo in respect of the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of $211,526 was due to Fuerte Mayo upon the sale of the property to a third party. During the year ended July 31, 2005, in consideration for a consulting payment of $250,000 due for services rendered by Fuerte Mayo to the Company, Fuerte Mayo forgave the $211,526 due upon the sale of the property to a third party.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda. The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of $2,000,000. An additional $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full $2,000,000 becomes due and payable at that time. During the year ended December 31, 2007, the Company paid Brenda $415,000 (December 31, 2006 – $40,000).

Notes to the Consolidated Financial Statements

(b) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. ("Soyopa") to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at December 31, 2007 are set out in the following table:

Agreement	Consideration	Terms
Compania Minera Global, S.A. de C.V.	$1,000,000	Upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	$1,545,000	8% of net profits attributable to related mining
		claims or upon sale of the related property,
		up to a maximum of $2,000,000
Compania Minera, Brenda, S.A. de C.V.	$250,000	Upon a minimum proven reserve amount

(c) Compania Minera Las Torres S.A. de C.V. ("Las Torres")

In September 2004, a subsidiary of the Company entered into a mining lease agreement with Las Torres. Pursuant to the agreement, the Company acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five-year period. The annual lease payments total $480,000 for the first year and $720,000 for each year thereafter. In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350 per gold ounce and $5.50 per silver ounce, with a minimum monthly royalty of $20,000. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at or below $300 per gold ounce and $5 per silver ounce.

Pursuant to the mining lease agreement with Las Torres, minimum annual lease and royalty payment commitments for successive years approximate:

	Lease	Royalty
	Payments	Payments
2008	$720,000	$240,000
2009	720,000	180,000
	$1,440,000	$420,000

Other contingencies

The Company has been named as a defendant in a claim filed by Midas Fund, Inc. seeking actual damages of $2.4 million and punitive and other damages of $10 million. The complaint arose over Midas’s participation in the Company’s April 2007 common share issuance. In addition, an inactive subsidiary of the Company has been named as a defendant in a $13 million claim filed by Rafael Villagomez, former owner of 50% of the shares of El Cubo, which were acquired by the Company in 2004. Management is of the opinion that both claims are without merit, and that a strong defence exists against each claim. Therefore, no provision for loss has been reflected in the accounts of the Company. The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements

Other commitments

At December 31, 2007, the Company has purchase commitments in the amount of approximately $2.8 million (2006 - $Nil) related to acquisitions of equipment. The equipment is expected to be delivered during the first half of 2008.

14. Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2007 of 113,176,605 (December 31, 2006 – 88,025,714). Diluted loss per share is based on the assumption that options under the stock option plan have been exercised on the later of the beginning of the year and the date granted. As of December 31, 2007, 9,544,920 stock options (December 31, 2006 – 14,040,342) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

15. Supplemental cash flow information

	December 31	December 31
	2007	2006
Change in non-cash working capital:
Receivables	$3,074,244	$(298,924)
Prepaids	(1,474,577)	(433,197)
Inventory	(5,604,041)	(35,843,586)
Payables and accruals	(14,519,736)	12,113,200
	$(18,524,110)	$(24,462,507)
Supplemental information
Interest paid	$4,567,318	$4,464,571
Non-cash transactions
Acquisition of assets under capital lease	$635,200	$4,910,680
Loan to shareholder pursuant to exercise of share options	$-	$12,415

16. Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

		December 31	December 31
		2007	2006
(a)	Production costs – labour	$31,147,564	$19,509,027
(a)	Mining interests – labour	2,437,344	3,717,149
(b)	Production costs – consumables	2,032,928	3,040,831
(c)	Capital assets	24,838	916,127
		$35,642,674	$27,183,134

(a)

The Company pays a third party company related to a director for the provision of workers in the Mexican operations at cost plus 13%. On December 1, 2007, a new two year contract was signed at cost plus 10%.

(b)

The Company pays a third party company related to a director for the provision of mine consumables.

(c)

The Company pays a third party company related to a director for the provision and construction of production and support facilities.

Notes to the Consolidated Financial Statements

As at December 31, 2007, the Company had included $1,775,351 (2006 - $1,730,561) in payables and accruals, representing amounts owing to these related parties.

17. Financial instruments

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, receivables, payables and accruals, long-term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to the consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities.

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The Company does not actively hedge this exposure.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates.

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican Pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

Credit risk

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

18. Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

Notes to the Consolidated Financial Statements

			December 31, 2007
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$ 107,833,028	$ 44,225,600	$ -	152,058,628
Production costs	102,657,728	37,644,990	-	140,302,718
Write-down of long-term inventory	4,319,654	-	-	4,319,654
Refining costs	1,046,259	463,668	-	1,509,927
General and administrative	4,681,913	682,167	18,792,281	24,156,361
Amortization and depletion	28,581,998	14,730,712	79,689	43,392,399
	141,287,552	53,521,537	18,871,970	213,681,059
Total	$ (33,454,524)	$ (9,295,937)	$ (18,871,970)	(61,622,431)
Expenditures related to mining interests
and property, plant and equipment	$ 53,805,959	$ 15,254,724	$ 81,423	69,142,106
Total assets	$ 379,284,869	$ 373,044,164	$ 1,623,078	753,952,111

			December 31, 2006
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$ 47,214,146	$ 17,021,750	$ -	64,235,896
Production costs	26,600,886	11,342,697	-	37,943,583
Refining costs	342,797	182,807	-	525,604
General and administrative	1,970,035	407,685	25,869,692	28,247,412
Amortization and depletion	9,757,313	8,718,809	280,694	18,756,816
	38,671,031	20,651,998	26,150,386	85,473,415
Total	$ 8,543,115	$ (3,630,248)	$ (26,150,386)	(21,237,519)
Expenditures related to mining interests
and property, plant and equipment	$ 95,681,070	$ 7,469,306	$ 172,729	103,323,105
Total assets	$ 341,251,075	$ 370,965,750	$ 4,104,590	716,321,415

All goodwill included on the balance sheet relates to the El Cubo operating segment.

19. Subsequent event

Subsequent to year-end, the Company has been named as a defendant in a claim filed by Ed J. McKenna. The plaintiff is seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. Management considers the allegations in the statement of claim to be without merit and therefore no amount has been accrued in the accounts of the Company.

20. Comparative figures

Certain of the comparative figures for December 31, 2006 have been reclassified to conform with the financial statement presentation adopted for December 31, 2007.